EXHIBIT 99.1
Supplemental Information about Compensation based on UGI Common Stock
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

Equity-Based Compensation
The Company grants equity-based awards to employees and non-employee directors comprising UGI stock options, UGI Common Stock-based equity instruments and AmeriGas Partners Common Unit-based equity instruments as further described below. We recognized total pre-tax equity-based compensation expense of $19.3 ($11.8 after-tax), $23.8 ($15.4 after-tax) and $29.2 ($18.9 after-tax) in Fiscal 2017, Fiscal 2016 and Fiscal 2015, respectively.
UGI Equity-Based Compensation Plans and Awards. On January 24, 2013, the Company’s shareholders approved the UGI Corporation 2013 Omnibus Incentive Compensation Plan (the “2013 OICP”). The 2013 OICP succeeds the UGI Corporation 2004 Omnibus Equity Compensation Plan Amended and Restated as of December 5, 2006 (the “2004 OECP”) for awards granted on or after January 24, 2013. The 2004 OECP will continue in effect but all future grants issued pursuant to it will be solely in the form of options to acquire UGI Common Stock. Under the 2013 OICP, we may grant options to acquire shares of UGI Common Stock, stock appreciation rights (“SARs”), UGI Units (comprising “Stock Units” and “UGI Performance Units”), other equity-based awards and cash to employees and non-employee directors. The exercise price for options may not be less than the fair market value on the grant date. Awards granted under the 2013 OICP may vest immediately or ratably over a period of years, and stock options can be exercised no later than ten years from the grant date. In addition, the 2013 OICP provides that awards of UGI Units may also provide for the crediting of dividend equivalents to participants’ accounts. Except in the event of retirement, death or disability, each grant, unless paid, will terminate when the participant ceases to be employed. There are certain change of control and retirement eligibility conditions that, if met, generally result in accelerated vesting or elimination of further service requirements.
Under the 2004 OECP, we could grant options to acquire shares of UGI Common Stock, UGI Units and other equity-based awards to employees and non-employee directors through January 23, 2013 (except with respect to the granting of stock option awards as previously mentioned). Under the 2004 OECP, the exercise price for stock options could not be less than the fair market value on the grant date. Awards granted under the 2004 OECP could vest immediately or ratably over a period of years, and stock options could be exercised no later than ten years from the date of grant. In addition, the 2004 OECP provided that the awards of UGI Units could include the crediting of dividend equivalents to participants’ accounts.
Under the 2013 OICP, awards representing up to 21,750,000 shares of UGI Common Stock may be granted. Dividend equivalents on UGI Unit awards to employees will be paid in cash. Dividend equivalents on non-employee director awards are accumulated in additional Stock Units. UGI Unit awards granted to employees and non-employee directors are settled in shares of UGI Common Stock and cash. Substantially all UGI Unit awards granted to France SAS employees are settled in shares of UGI Common Stock and do not accrue dividend equivalents. With respect to UGI Performance Unit awards, the actual number of shares (or their cash equivalent) ultimately issued, and the actual amount of dividend equivalents paid, is generally dependent upon the achievement of market performance goals and service conditions. It is currently our practice to issue treasury shares to satisfy substantially all option exercises and UGI Unit awards. Stock options may be net exercised whereby shares equal to the option price and the grantee’s minimum applicable payroll tax withholding are withheld from the number of shares payable (“net exercise”). We record shares withheld pursuant to a net exercise as shares reacquired.

EXHIBIT 99.1
Supplemental Information about Compensation based on UGI Common Stock
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

UGI Stock Option Awards. Stock option transactions under equity-based compensation plans during Fiscal 2015, Fiscal 2016 and Fiscal 2017 follow:

	Shares	Weighted Average Option Price	Total Intrinsic Value	Weighted Average Contract Term (Years)
Shares under option — September 30, 2014	8,957,290	$21.44	$113.3	7.0
Granted	1,336,985	$37.70
Canceled	(85,365)	$30.45
Exercised	(953,533)	$19.10	$15.4
Shares under option — September 30, 2015	9,255,377	$23.97	$104.5	6.6
Granted	1,510,625	$34.67
Canceled	(84,213)	$34.13
Exercised	(2,193,338)	$20.38	$40.1
Shares under option — September 30, 2016	8,488,451	$26.68	$157.6	6.6
Granted	1,343,800	$46.51
Canceled	(60,236)	$41.86
Exercised	(990,267)	$21.40	$26.7
Shares under option — September 30, 2017	8,781,748	$30.20	$146.7	6.3
Options exercisable — September 30, 2015	6,050,946	$20.74
Options exercisable — September 30, 2016	5,522,370	$22.94
Options exercisable — September 30, 2017	5,973,668	$25.53	$127.4	5.3
Options not exercisable — September 30, 2017	2,808,080	$40.13	$19.3	7.8

Cash received from stock option exercises and associated tax benefits were $17.7 and $9.6, $27.3 and $14.9, and $16.2 and $5.8 in Fiscal 2017, Fiscal 2016 and Fiscal 2015, respectively. As of September 30, 2017, there was $7.0 of unrecognized compensation cost associated with unvested stock options that is expected to be recognized over a weighted-average period of 1.9 years.
The following table presents additional information relating to stock options outstanding and exercisable at September 30, 2017:

	Range of exercise prices
	Under $20.00	$20.00 – $25.00	$25.01 – $30.00	$30.01 – $35.00	Over $35.00
Options outstanding at September 30, 2017:
Number of options	1,351,925	1,947,779	1,462,977	1,402,988	2,616,079
Weighted average remaining contractual life (in years)	3.3	4.6	6.1	8.1	8.3
Weighted average exercise price	$18.26	$21.57	$27.43	$33.66	$42.93
Options exercisable at September 30, 2017:
Number of options	1,351,925	1,947,779	1,342,377	499,351	832,236
Weighted average exercise price	$18.26	$21.57	$27.42	$33.52	$38.81

UGI Stock Option Fair Value Information. The per share weighted-average fair value of stock options granted under our option plans was $7.62 in Fiscal 2017, $4.87 in Fiscal 2016 and $5.47 in Fiscal 2015. These amounts were determined using a Black-Scholes option pricing model which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments and the risk-free interest rate over the expected life of the option. The expected life of option awards represents the period of time during which option grants are expected to be outstanding and is derived from historical exercise patterns. Expected volatility is based on historical volatility of the price of UGI’s Common Stock. Expected dividend yield is based on historical UGI dividend rates. The risk free interest rate is based on U.S. Treasury bonds with terms comparable to the options in effect on the date of grant.

EXHIBIT 99.1
Supplemental Information about Compensation based on UGI Common Stock
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The assumptions we used for valuing option grants during Fiscal 2017, Fiscal 2016 and Fiscal 2015 are as follows:

	2017	2016	2015
Expected life of option	5.75 years	5.75 years	5.75 years
Weighted average volatility	19.8%	19.5%	19.5%
Weighted average dividend yield	2.1%	2.6%	2.5%
Expected volatility	19.8%	19.3%	19.1% -19.5%
Expected dividend yield	2.1%	2.6%	2.5%
Risk free rate	1.8% - 2.1%	1.2% - 1.9%	1.5% - 1.8%

UGI Unit Awards. UGI Stock Unit and UGI Performance Unit awards entitle the grantee to shares of UGI Common Stock or cash once the service condition is met and, with respect to UGI Performance Unit awards, subject to market performance conditions. UGI Performance Unit grant recipients are awarded a target number of Performance Units. The number of UGI Performance Units ultimately paid at the end of the performance period (generally three years) may be higher or lower than the target amount, or even zero, based on UGI’s Total Shareholder Return (“TSR”) percentile rank relative to the Russell Midcap Utility Index, excluding telecommunication companies (“UGI comparator group”). For grants issued on or after January 1, 2013, grantees may receive 0% to 200% of the target award granted. For such grants, if UGI’s TSR ranks below the 25th percentile compared to the UGI comparator group, the employee will not be paid. At the 25th percentile, the employee will be paid an award equal to 25% of the target award; at the 40th percentile, 70%; at the 50th percentile, 100%; and at the 90th percentile and above, 200%. For grants issued prior to January 1, 2013, grantees may receive 0% to 200% of the target award granted. For such grants, if UGI’s TSR ranks below the 40th percentile compared to the UGI comparator group, the employee will not be paid. At the 40th percentile, the employee will be paid an award equal to 50% of the target award; at the 50th percentile, 100%; and at the 100th percentile, 200%. The actual amount of the award is interpolated between these percentile rankings. Dividend equivalents are paid in cash only on UGI Performance Units that eventually vest.
The fair value of UGI Stock Units on the grant date is equal to the market price of UGI Stock on the grant date plus the fair value of dividend equivalents if applicable. Under GAAP, UGI Performance Units are equity awards with a market-based condition which, if settled in shares, results in the recognition of compensation cost over the requisite employee service period regardless of whether the market-based condition is satisfied. The fair values of UGI Performance Units are estimated using a Monte Carlo valuation model. The fair value associated with the target award is accounted for as equity and the fair value of the award over the target, as well as all dividend equivalents, is accounted for as a liability. The expected term of the UGI Performance Unit awards is three years based on the performance period. Expected volatility is based on the historical volatility of UGI Common Stock over a three-year period. The risk-free interest rate is based on the yields on U.S. Treasury bonds at the time of grant. Volatility for all companies in the UGI comparator groups is based on historical volatility.
The following table summarizes the weighted average assumptions used to determine the fair value of UGI Performance Unit awards and related compensation costs:

	Grants Awarded in Fiscal Year
	2017	2016	2015
Risk free rate	1.5%	1.3%	1.1%
Expected life	3 years	3 years	3 years
Expected volatility	18.9%	17.5%	15.9%
Dividend yield	2.1%	2.7%	2.3%

The weighted-average grant date fair value of UGI Performance Unit awards was estimated to be $50.91 for Units granted in Fiscal 2017, $32.64 for Units granted in Fiscal 2016 and $38.43 for Units granted in Fiscal 2015.

EXHIBIT 99.1
Supplemental Information about Compensation based on UGI Common Stock
(Millions of dollars and euros, except per share amounts and where indicated otherwise)

The following table summarizes UGI Unit award activity for Fiscal 2017:

	Total		Vested		Non-Vested
	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)	Number of UGI Units	Weighted Average Grant Date Fair Value (per Unit)
September 30, 2016	999,083	$25.44	672,075	$21.17	327,008	$34.21
UGI Performance Units:
Granted	143,300	$50.91	20,283	$50.94	123,017	$50.90
Forfeited	(7,768)	$41.33	—	$—	(7,768)	$41.33
Vested	—	$—	131,409	$33.67	(131,409)	$33.67
Unit awards paid	(178,450)	$32.47	(178,450)	$32.47	—	$—
UGI Stock Units:
Granted (a)	42,079	$47.25	34,979	$46.44	7,100	$51.23
Unit awards paid	(19,410)	$18.69	(19,410)	$18.69	—	$—
September 30, 2017	978,834	$28.83	660,886	$23.93	317,948	$41.10

(a)	Generally, shares granted under UGI Stock Unit awards are paid approximately 70% in shares. UGI Stock Unit awards granted in Fiscal 2016 and Fiscal 2015 were 52,493 and 39,801, respectively.
During Fiscal 2017, Fiscal 2016 and Fiscal 2015, the Company paid UGI Performance Unit and UGI Stock Unit awards in shares and cash as follows:

	2017	2016	2015
UGI Performance Unit awards:
Number of original awards granted	178,450	308,362	294,300
Fiscal year granted	2014	2013	2012
Payment of awards:
Shares of UGI Common Stock issued, net of shares withheld for taxes	138,985	209,592	188,418
Cash paid	$10.9	$13.9	$13.3
UGI Stock Unit awards:
Number of original awards granted	43,699	51,037	67,419
Payment of awards:
Shares of UGI Common Stock issued, net of shares withheld for taxes	15,990	39,422	44,034
Cash paid	$0.3	$0.7	$0.8

During Fiscal 2017, Fiscal 2016 and Fiscal 2015, we granted UGI Unit awards representing 185,379, 230,653 and 180,724 shares, respectively, having weighted-average grant date fair values per Unit of $50.08, $33.04 and $38.20, respectively.
As of September 30, 2017, there was a total of approximately $8.4 of unrecognized compensation cost associated with 978,834 UGI Unit awards outstanding that is expected to be recognized over a weighted-average period of 1.9 years. The total fair values of UGI Units that vested during Fiscal 2017, Fiscal 2016 and Fiscal 2015 were $7.1, $9.7 and $15.3, respectively. As of September 30, 2017 and 2016, total liabilities of $13.1 and $18.5, respectively, associated with UGI Unit awards are reflected in “Employee compensation and benefits accrued” and “Other noncurrent liabilities” in the Consolidated Balance Sheets.
At September 30, 2017, 10,851,819 shares of Common Stock were available for future grants under the 2013 OICP, and up to 4,116 shares of Common Stock were available for future grants of stock options under the 2004 OECP.